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                             February 24, 2023

       Michael Nessim
       Chief Executive Officer
       Binah Capital Group, Inc.
       17 Battery Place, Room 625
       New York, New York 10004

                                                        Re: Binah Capital
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 10,
2023
                                                            File No. 333-269004

       Dear Michael Nessim:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

       Amendment 1 to the Form S-4 filed February 10, 2023

       Selected Historical Financial Information of Wentworth, page 31

   1.                                                   For the Nine Months
Ended September 30, 2021 and 2022, we note that you have
                                                        presented a line item
for income tax benefit; however, it appears that the line item description should be
identified as income tax expense consistent with your financial statements on page
F-44. Please revise the description of the line item caption for consistency.
       Risk Factors
       The Proposed Holdings Charter will provide, page 58

   2. We note your response to our prior comment 11. Please revise here and at page 101 under
 Michael Nessim
Binah Capital Group, Inc.
February 24, 2023
Page 2
         "Forum," to clarify that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder.
Non-GAAP Financial Measures, page 94

3. We note your identification of non-recurring expenses and accompanying footnote 2 description on page 95. Please revise to disclose the discrete items comprising the components of the Non-recurring expenses adjustment and further, explain why they are non-recurring.
4. We note your response to comment 14 and reissue it in part. Specifically as it relates to your presentation of non-GAAP measures on a pro forma basis, it does not appear that this presentation of these measures are consistent with the pro forma requirements of Article
         11 of Regulation S-X. As a result, please tell us how you considered whether your presentation complies with Question 100.05 of the Non-GAAP Financial Measures C&DI updated on December 13, 2022 in regards to this pro forma information. Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

5. We note your response to comment 15 and reissue the comment. In this regard, we note that the WMS amounts for Class A, Class B, Additional Paid-in Capital and Accumulated
         deficit in the historical column do not reconcile do not reconcile to the statement of equity on page F-45. Please revise to ensure the amounts reconcile for consistency and accuracy.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 122

6. We note your response to comment 16. However, we also note that for the nine months ended September 30, 2022, WMS recorded a Provision for income taxes of $8,066.
         Please address the following:
             Considering that the Company has an income tax expense in the historical results, explain why you expect the net operating losses carryforwards will fully offset the pro forma taxable income. Provide us with a discussion of any limitations on your ability to use the net operating loss carryforwards.
             Tell us how your presentation and disclosures are in accordance with Section 3270 of the Financial Reporting Manual of the Division of Corporation Finance. For
             example, if unusual effects of tax loss carryforwards or other aspects of tax accounting are depicted, an explanation should be provided in a note to the pro forma financial statements. Please revise or advise as necessary.
7. We note that the Commissions and Interest and Other income line items for historical
FirstName LastNameMichael Nessim
       WMS for the nine months ended September 30, 2022 do not reconcile to the amounts
Comapany    NameBinah
       disclosed         Capital
                  on the face     Group,
                              of the      Inc. of Operations on page F-44.
Please tell us why
                                     Statements
       they
February  24,do2023
                not reconcile
                    Page 2 or revise accordingly.
FirstName LastName
 Michael Nessim
FirstName LastNameMichael    Nessim
Binah Capital Group, Inc.
Comapany24,
February  NameBinah
            2023       Capital Group, Inc.
February
Page 3 24, 2023 Page 3
FirstName LastName
4. Earnings per Share, page 126

8. We note your response to comment 18 and revised disclosure on page 127 stating that the earnings per share calculation excludes the public and private placement warrants from the computation because they would have an antidilutive effect. Please provide us with details of your calculation supporting your determination that the impact would be antidilutive for the nine months ended September 30, 2022. Commissions, page 153

9. We note your response to comment 22. In your response, you state that revenues are subject to reversal or decline based on market performance. Tell us, and revise your disclosures here and in the footnotes to discuss, how you have determined under ASC 606 that you have included variable consideration in your transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Also, disclose your average commission fee rates by product type for the periods your financial statements are presented.
Commissions and Fees, page 155

10. We note your response to comment 25 as well as your revised disclosure on page 155, which indicates that the payout rate can range from 50% to 95% depending on the level of production. Please further revise your disclosures to provide to disaggregate how your payout rate varies based upon production level and/or any other relevant factors.
Critical Accounting Policies and Estimates, page 160

11. We note your response to comment 28 and reissue the comment. For example, your disclosures around Goodwill and Other Intangible Assets does not provide a robust discussion of the critical accounting estimates. Accordingly, please revise your disclosures for the following:
             Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.;
             Disclose and discuss the specific critical accounting estimates used in your fair value determination;
             Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination; and
             Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.
Notes to Consolidated Financial Statements
3. Business Combinations, page F-67

12. We note your response to comment 33 stating the Company's view that the acquisition of
 Michael Nessim
Binah Capital Group, Inc.
February 24, 2023
Page 4
         World Equity Group, Inc. (   WEG   ) did not constitute an acquisition
that was material to
         the Company   s financial statements taken as a whole and therefore,
did not provide the
         disclosures required by ASC 805-10-50-2(h). Based on the information provided in your response and given the significant portion of revenue and earnings contribution the acquisition had on the Company's consolidated results, it is unclear how the Company determined it to be immaterial. Please revise to provide the disclosures required by ASC
         805-10-50-2(h).
General

13. We note your response to comment 34. Please revise to identify any material risks related to warrants retained by redeeming stockholders, in the event that trading prices rise above strike prices.
14. We note your response to comment 35. Please confirm that, in the event that a potential
         PIPE investment is anticipated to be made in conjunction with the closing of the merger, you will highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination and will disclose if the SPAC's sponsors, directors, or officers will participate in the private placement.
        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters.
Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMichael Nessim                               Sincerely,
Comapany NameBinah Capital Group, Inc.
                                                               Division of
Corporation Finance
February 24, 2023 Page 4                                       Office of
Finance
FirstName LastName